SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                 Form N-8A

        NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                   OF THE INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:



     Name: Managed Income Securities Plus Fund Inc.

     Address of Principal Business Office (No. & Street, City, State,
     Zip Code):

          245 Park Avenue
          New York, New York 10167

     Telephone Number (including area code): (212) 267-2000

     Name and address of agent for service of process:

          Ellen T. Arthur
          245 Park Avenue
          New York, New York  10167

     Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to
     Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

          Yes [__]  No [X]




     Item 1.   Exact name of registrant.

                    Managed Income Securities Plus Fund, Inc.

     Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                    Registrant was organized on January 27, 1997 under the laws of the State of Delaware.

     Item 3.   Form of organization of registrant.

                    Registrant is organized as a corporation.

     Item 4.   Classification of registrant.

                    Registrant is a management company.

     Item 5.   If registrant is a management company:

               (a) state whether registrant is a "closed-end" company or an "open-end" company;

                    Registrant is a closed-end investment company.

               (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                    Registrant is registering as a non-diversified company.

     Item 6. Name and address of each investment adviser of registrant.

                    Bear Stearns Fund Management Inc.
                    245 Park Avenue
                    New York, New York  10167

     Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

                    Peter M. Bren
                    Director
                    2 East 70th Street
                    New York, New York  10021

                    John R. McKernan, Jr.
                    Director
                    114 Notingham Road
                    Auburn, Maine  04210

                    William J. Montgoris
                    Director and Chairman of the Board
                    245 Park Avenue
                    New York, New York  10167

                    M.B. Oglesby, Jr.
                    Director
                    5300 Albemarle Street
                    Bethesda, Maryland  20816

                    Eli Wachtel
                    Director and President
                    245 Park Avenue
                    New York, New York  10167

                    Frank J. Maresca
                    Vice President and Treasurer
                    245 Park Avenue
                    New York, New York  10167

                    Ellen T. Arthur
                    Vice President and Secretary
                    245 Park Avenue
                    New York, New York  10167

                    Vincent L. Pereira
                    Vice President, Assistant Treasurer
                      and Assistant Secretary
                    245 Park Avenue
                    New York, New York  10167

     Item 8. If registrant is an unincorporated investment company not having a board of directors:

               (a) state the name and address of each sponsor of registrant;

                    Not applicable.

               (b) state the name and address of each officer and director of each sponsor of registrant;

                    Not applicable.

               (c) state the name and address of each trustee and each custodian of registrant.

                    Not applicable.

     Item 9.   (a)  State whether registrant is currently issuing and
                    offering its securities directly to the public.

                    No.

               (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                    Not Applicable.

               (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities.

                    No.

               (d) State whether registrant has any securities currently issued and outstanding.

                    No.

               (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                    Not applicable.

     Item 10.  State the current value of registrant's total assets.

                    The Registrant currently has no assets.

     Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

                    Registrant does not intend to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958.

     Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

                    Not applicable.


                                 SIGNATURES

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and The State of New York as of the 31st day of January, 1997.


                            MANAGED INCOME SECURITIES PLUS FUND, INC.

                            By:       /s/ Frank J. Maresca
                                --------------------------------
                                Frank J. Maresca, Vice President

     Attest:

     /s/ Nilda I. Rodriguez
     ----------------------
     Notary Public

     My commission expires:  November 24, 1998